UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AquaVenture Holdings Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G0443N107

(CUSIP Number)

Copies to:

John Griffith

Vice President and General Counsel

Culligan International Company

9399 W. Higgins Rd, Ste 1100

Rosemont, IL 60018

and

James Westra

Managing Partner and Chief Legal Officer

Advent International Corporation

Prudential Tower

800 Boylston Street

Boston, MA 02199-8069

Copy to:

James R. Griffin

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

Telephone: (214) 746-7779

Ramona Nee

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, Massachusetts 02110

Telephone: (617) 772-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,269,104 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,269,104 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 35.5%(1)

14	Type of Reporting Person CO

(1)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,269,104 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,269,104 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 35.5%(2)

14	Type of Reporting Person OO

(2)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII, LLC is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons GPE VIII GP S.À R.L.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,872,596 (3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,872,596 (3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 24.8%(3)

14	Type of Reporting Person OO

(3)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that GPE VIII GP S.à r.l. is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons AP GPE VIII GP LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 469,922 (4)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 469,922 (4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 1.5%(4)

14	Type of Reporting Person PN

(4)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that AP GPE VIII GP Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons GPE VIII GP LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,926,586 (5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,926,586 (5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 9.2%(5)

14	Type of Reporting Person PN

(5)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that GPE VIII GP Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 614,166 (6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 614,166 (6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 1.9%(6)

14	Type of Reporting Person PN

(6)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-B-1 LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 753,903 (7)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 753,903 (7)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 2.4%(7)

14	Type of Reporting Person PN

(7)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-B-1 Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-B-2 LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 562,328 (8)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 562,328 (8)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 1.8%(8)

14	Type of Reporting Person PN

(8)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-B-2 Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-B-3 LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 877,863 (9)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 877,863 (9)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 2.8%(9)

14	Type of Reporting Person PN

(9)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-B-3 Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-B LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,124,226 (10)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,124,226 (10)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 6.7%(10)

14	Type of Reporting Person PN

(10)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-B Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-C LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 345,961 (11)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 345,961 (11)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 1.1%(11)

14	Type of Reporting Person PN

(11)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-C Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-D LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 296,377 (12)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 296,377 (12)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 0.9%(12)

14	Type of Reporting Person PN

(12)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-D Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-F LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 87,899 (13)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,899 (13)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 0.3%(13)

14	Type of Reporting Person PN

(13)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-F Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-H LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 777,568 (14)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 777,568 (14)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 2.4%(14)

14	Type of Reporting Person PN

(14)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-H Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-I LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 722,350 (15)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 722,350 (15)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 2.3%(15)

14	Type of Reporting Person PN

(15)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-I Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-J LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 709,954 (16)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 709,954 (16)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 2.2%(16)

14	Type of Reporting Person PN

(16)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-J Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT PARTNERS GPE VIII-A LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 30,427 (17)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,427 (17)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 0.1%(17)

14	Type of Reporting Person PN

(17)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent Partners GPE VIII-A Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT PARTNERS GPE VIII-B CAYMAN LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 253,555 (18)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 253,555 (18)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 0.8%(18)

14	Type of Reporting Person PN

(18)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent Partners GPE VIII-B Cayman Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT PARTNERS GPE VIII CAYMAN LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 141,991 (19)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 141,991 (19)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 0.4%(19)

14	Type of Reporting Person PN

(19)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent Partners GPE VIII Cayman Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT PARTNERS GPE VIII-A CAYMAN LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 19,157 (20)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,157 (20)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 0.1%(20)

14	Type of Reporting Person PN

(20)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent Partners GPE VIII-A Cayman Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT PARTNERS GPE VIII LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 24,792 (21)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,792 (21)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 0.1%(21)

14	Type of Reporting Person PN

(21)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent Partners GPE VIII Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-A LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 1,440,191 (22)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,440,191 (22)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 4.5%(22)

14	Type of Reporting Person PN

(22)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-A Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-E LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 330,185 (23)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 330,185 (23)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 1.0%(23)

14	Type of Reporting Person PN

(23)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-E Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-G LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 558,948 (24)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 558,948 (24)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 1.8%(24)

14	Type of Reporting Person PN

(24)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-G Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-K LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 294,124 (25)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 294,124 (25)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 0.9%(25)

14	Type of Reporting Person PN

(25)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-K Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons ADVENT INTERNATIONAL GPE VIII-L LIMITED PARTNERSHIP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 303,139 (26)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 303,139 (26)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 1.0%(26)

14	Type of Reporting Person PN

(26)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Advent International GPE VIII-L Limited Partnership is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons CULLIGAN INTERNATIONAL COMPANY

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,269,104 (27)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,269,104 (27)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 35.5%(27)

14	Type of Reporting Person CO

(27)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Culligan is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

CUSIP No. G0443N107		13D

1	Names of Reporting Persons AMBERJACK MERGER SUB LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,269,104 (28)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,269,104 (28)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 35.5%(28)

14	Type of Reporting Person N/A

(28)

An aggregate of 11,269,104 ordinary shares of AquaVenture Holdings Limited (the “Issuer”) are subject to Voting Agreements (the “Voting Agreements”), each dated as of December 23, 2019, by and between Culligan International Company (“Culligan”), on the one hand, and each of Douglas Brown and Element Partners (each, a “Stockholder” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders which were entered into in connection with the Agreement and Plan of Merger, dated as of December 23, 2019, by and among Culligan, Amberjack Merger Sub Limited (“Merger Subsidiary”) and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that Merger Subsidiary is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any ordinary shares of the Issuer held by the Stockholders. Based on the number of ordinary shares of the Issuer outstanding as of November 4, 2019, the aggregate number of ordinary shares of the Issuer covered by the Voting Agreements and held by the Stockholders represents approximately 35.5% of the outstanding ordinary shares of the Issuer.

Item 1.	Security and Issuer

This statement relates to the ordinary shares, no par value (the “Shares”), issued by AquaVenture Holdings Limited (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Conyers Corporate Services (BVI) Limited, Commerce House, Wickhams Cay 1, P.O. Box 3140 Road Town, British Virgin Islands VG11110.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.              Advent International Corporation, a Delaware corporation (“Advent”);

2.              Advent International GPE VIII, LLC, a Delaware limited liability company (“Advent Top GP”);

3.              GPE VIII GP s.à r.l., a société à responsabilité limitée organized under the laws of Luxembourg (“Advent GP Luxembourg”);

4.              AP GPE VIII GP Limited Partnership, a Delaware limited partnership (“Advent GP AP”);

5.              GPE VIII GP Limited Partnership, a limited partnership organized under the laws of the Cayman Islands (“Advent GP Cayman”);

6.              Advent International GPE VIII Limited Partnership, a limited partnership organized under the laws of Luxembourg;

7.              Advent International GPE VIII-B-1 Limited Partnership, a limited partnership organized under the laws of Luxembourg;

8.              Advent International GPE VIII-B-2 Limited Partnership, a limited partnership organized under the laws of Luxembourg;

9.              Advent International GPE VIII-B-3 Limited Partnership, a limited partnership organized under the laws of Luxembourg;

10.       Advent International GPE VIII-B Limited Partnership, a limited partnership organized under the laws of Luxembourg;

11.       Advent International GPE VIII-C Limited Partnership, a limited partnership organized under the laws of Luxembourg;

12.       Advent International GPE VIII-D Limited Partnership, a limited partnership organized under the laws of Luxembourg;

13.       Advent International GPE VIII-F Limited Partnership, a limited partnership organized under the laws of Luxembourg;

14.       Advent International GPE VIII-H Limited Partnership, a limited partnership organized under the laws of Luxembourg;

15.       Advent International GPE VIII-I Limited Partnership, a limited partnership organized under the laws of Luxembourg;

16.       Advent International GPE VIII-J Limited Partnership, a limited partnership organized under the laws of Luxembourg;

17.       Advent Partners GPE VIII-A Limited Partnership, a Delaware limited partnership;

18.       Advent Partners GPE VIII-B Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

19.       Advent Partners GPE VIII Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

20.       Advent Partners GPE VIII-A Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

21.       Advent Partners GPE VIII Limited Partnership, a Delaware limited partnership;

22.       Advent International GPE VIII-A Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

23.       Advent International GPE VIII-E Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

24.       Advent International GPE VIII-G Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

25.       Advent International GPE VIII-K Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

26.       Advent International GPE VIII-L Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

27.       Culligan International Company, a Delaware corporation and an indirect subsidiary of Advent (“Culligan”); and

28.       Amberjack Merger Sub Limited, a business company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Culligan (“Merger Subsidiary”).

The entities listed in subparagraphs (6) through (16) above are herein collectively referred to as “Advent Luxembourg Funds.” The entities listed in subparagraphs (17) through (21) above are herein collectively referred to as “Advent AP Funds.” The entities listed in subparagraphs (22) through (26) above are herein collectively referred to as “Advent Cayman Funds.” Advent, Advent Top GP, Advent GP Luxembourg, Advent GP AP, Advent GP Cayman, the Advent Luxembourg Funds, the Advent AP Funds and the Advent Cayman Funds are herein collectively referred to as the “Advent Reporting Persons.”

Advent is the manager of Advent Top GP, which in turn is the General Partner of each of Advent GP Luxembourg, Advent GP AP and Advent GP Cayman.

Advent GP Luxembourg is the General Partner of each of the Advent Luxembourg Funds. Advent GP AP is the General Partner of each of the Advent AP Funds. Advent GP Cayman is the General Partner of each of the Advent Cayman Funds.

The Advent Reporting Persons may be deemed to be the beneficial owner of the Shares held by the Stockholders by virtue of their ownership interest in Culligan.

The address of the principal business and the principal office of the Advent Reporting Persons is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Advent is one of the largest and most experienced global private equity firms. The address of the principal business and the principal office of each of Culligan and Merger Subsidiary is 9399 W. Higgins Rd, Ste 1100, Rosemont, Illinois 60018. Founded in 1936 by Emmett Culligan, Culligan is a world leader in delivering water solutions that will improve the lives of its customers.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Advent, Culligan and Merger Subsidiary is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by Culligan to consummate the Merger (as defined below) is approximately $1.1 billion, plus related fees and expenses. The Reporting Persons expect these payments to be funded using cash proceeds from equity and debt financing.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement (as defined below) and the Voting Agreements (as defined below) (together with the Merger Agreement, the “Transaction Agreements”).

On December 23, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Culligan and Merger Subsidiary pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Subsidiary will merge with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly-owned subsidiary of Culligan. The Merger Agreement was unanimously approved by the members of the board of directors of the Issuer (the “Board”) and the Board resolved to recommend approval of the Merger Agreement to the Issuer’s shareholders.

Subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share, of no par value per share, of the Issuer issued and outstanding immediately prior to the Effective Time (other than shares held by the Company in treasury, or owned by Culligan or Merger Subsidiary or held by stockholders who are entitled to dissent and who properly demand dissenter’s rights under BVI law) will be converted into, and thereafter only represent the right to receive $27.10 in cash, without interest (the “Merger Consideration”).

As an inducement to enter into the Merger Agreement, each of Doug Brown and Element Partners (collectively, the “Stockholders”), whom are both stockholders of the Issuer have entered into Voting Agreements with Culligan (the “Voting Agreements”), pursuant to which the Stockholders have agreed, among other things, to vote their respective Shares (as defined in the Merger Agreement) for the approval and adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement. Based on the number of Shares of the Issuer as of November 4, 2019, the Stockholders signing Voting Agreements owned an aggregate of 35.50% of the outstanding Shares as of December 23, 2019.

The Stockholders have also agreed that they will vote their Shares against certain alternative corporate transactions, each as more fully described in the Voting Agreement, until the earliest to occur of (i) the effectiveness of the Merger, (ii) the date the Merger Agreement is validly terminated, (iii) the date that any (A) amendment or change to the Merger Agreement is effected without the Stockholder’s consent that decreases the Merger Consideration or changes the form or consideration payable under the Merger Agreement to the Stockholders or (B) any amendment or change to the Merger Agreement that is not approved by the Board is effected without the Stockholders’ consent that materially and adversely affects the Stockholders, or (iv) mutual written agreement of the Stockholders and Culligan.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreements. The Advent Reporting Persons may be deemed to be the beneficial owner of the Shares held by the Stockholders by virtue of their ownership interest in Culligan. The Reporting Persons have not expended any funds in connection with the execution of the Voting Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder (as represented to Culligan by the Issuer and the Stockholders).

The purpose of the Merger is to acquire the control of, and, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Merger Consideration. Culligan and Merger Subsidiary intend to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions. At the effective time of the Merger, (i) the certificate of incorporation of the Issuer will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Merger Subsidiary, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Issuer and (iii) the directors and officers of Merger Subsidiary immediately prior to the effective time of the Merger will be the initial directors and officers of the Issuer.

Following the Merger, the Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 23, 2019. Copies of the Voting Agreements, which are attached as Exhibit 2.1 and 2.2 to this Schedule 13D, are incorporated herein by reference.

The Merger has not yet been consummated. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Transaction Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Transaction Agreements, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 11,269,104 Shares against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of the number of Shares corresponding to each Reporting Person as set forth above in this Schedule 13D. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 35.50% of the issued and outstanding Shares as of December 23, 2019 (as represented by the Issuer in the Merger Agreement).

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Transaction Agreements, except as otherwise expressly provided in the Transaction Agreements.  This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any ordinary shares of the Issuer covered by the Transaction Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Transaction Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Transaction Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

2.1

Voting Agreement, dated as of December 23, 2019, by and between Culligan International Company and Element Partners II L.P., Element II-A, L.P., Element Partners II Intrafund, L.P., DJF Element, L.P. and DJF Element Intrafund, L.P.*

2.2	Voting Agreement, dated as of December 23, 2019, by and between Culligan International Company and Doug Brown*
99.1	Joint Filing Agreement, dated as of January 2, 2020, by and among Culligan International Company and Amberjack Merger Sub Limited*

*  Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2020	ADVENT INTERNATIONAL CORPORATION

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

Date: January 2, 2020	CULLIGAN INTERNATIONAL COMPANY

/s/ Frank John Griffith
	Name:	Frank John Griffith
	Title:	Vice President and General Counsel

Date: January 2, 2020	AMBERJACK MERGER SUB LIMITED

/s/ Samuel Allen Hamood
	Name:	Samuel Allen Hamood
	Title:	Sole Director

Date: January 2, 2020

ADVENT INTERNATIONAL GPE VIII LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-B-1 LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-B-2 LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-B-3 LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-B LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-C LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-D LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-F LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-H LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-I LIMITED PARTNERSHIP
ADVENT INTERNATIONAL GPE VIII-J LIMITED PARTNERSHIP

By: GPE VIII GP S.À R.L., GENERAL PARTNER
By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

/s/ Justin Nuccio
Justin Nuccio, Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

Date: January 2, 2020

ADVENT PARTNERS GPE VIII-A LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VIII-B CAYMAN LIMITED PARTNERSHIP

ADVENT PARTNERS VIII CAYMAN LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VIII-A CAYMAN LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VIII LIMITED PARTNERSHIP

By: AP GPE VIII GP LIMITED PARTNERSHIP, GENERAL PARTNER

By: ADVENT INTERNATIONAL GPE VIII, LLC, GENERAL PARTNER

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

Date: January 2, 2020

ADVENT INTERNATIONAL GPE VIII-A LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VIII-E LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VIII-G LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VIII-K LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VIII-L LIMITED PARTNERSHIP

By: GPE VIII GP LIMITED PARTNERSHIP, GENERAL PARTNER

By: ADVENT INTERNATIONAL GPE VIII, LLC, GENERAL PARTNER

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner
Date: January 2, 2020
GPE VIII S.À R.L.
By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

/s/ Justin Nuccio
Justin Nuccio, Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

Date: January 2, 2020	AP GPE VIII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VIII, LLC, GENERAL PARTNER By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

Date: January 2, 2020	GPE VIII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VIII, LLC, GENERAL PARTNER By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

Date: January 2, 2020	ADVENT INTERNATIONAL GPE VIII, LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

SCHEDULE A

1.	Advent International Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Advent International Corporation (“Advent”), are set forth below. If no business address is given, the director’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advent. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position with Advent International Corporation	Principal Occupation (if different)
Peter A. Brooke	Director, Chairman Emeritus
Thomas H. Lauer	Director
Richard F. Kane	Senior Vice President of Operations and Business Development & Managing Director; Assistant Secretary
Eileen Sivolella	Senior Vice President & Managing Director; Chief Financial Officer; Treasurer; Assistant Secretary
James R. Westra	Senior Vice President & Managing Partner; Chief Legal Officer; General Counsel
Andrew D. Dodge	Vice President; Deputy General Counsel; Secretary
Heather R. Zuzenak	Chief Compliance Officer
Jarlyth H. Gibson	Risk Officer; Assistant Treasurer
James G.A. Brocklebank	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Patrice Etlin	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Jan Janshen	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
David M. Mussafer	Director; Chairman & Managing Partner; Executive Officers’ Committee Member
David M. McKenna	Director; Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Steven M. Tadler	Director
John F. Brooke	Director	Managing Director of Brooke Private Equity Associates (1)
Mark Hoffman	Director

2.	Culligan International Company

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Culligan International Company (“Culligan”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 9399 W. Higgins Rd, Ste 1100, Rosemont, IL 60018. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Culligan. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Scott G. Clawson	President and Chief Executive Officer and Director

Judd H. Larned	President, North America and Director

Samuel Allen Hamood	Senior Vice President, Chief Financial Officer, Treasurer and Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Gary Parkinson	Senior Vice President and Chief Human Resources Officer

Brandt McKee	President, Americas

Lawrence S. Holzman	Senior Vice President

Ramona Cibas	Vice President and Controller

Frank John Griffith	Vice President, General Counsel & Secretary

Braulio Sanchez	Vice President of Tax

Andrew Kellogg	Vice President of Treasury

3.	Amberjack Merger Sub Limited

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Amberjack Merger Sub Limited (“Merger Subsidiary”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 9399 W. Higgins Rd, Ste 1100, Rosemont, IL 60018. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Merger Subsidiary. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Samuel Allen Hamood	Sole Director

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)

N/A

SCHEDULE B

Stockholder	Shares Beneficially Owned (1)
Element Partners	9,568,818
Doug Brown	1,700,286

(1)     As of November 4, 2019, as provided by the Issuer.